NEWS RELEASE

CONTINUING DEEPER AND RICHER

PLUS NEW HIGH GRADE GOLD MINERALIZATION AT DEPTH

 (All dollar amounts in US$)

Toronto, December 18, 2002, GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce results which mark a positive conclusion to a very successful year of exploration at our Red Lake Mine, in northwestern Ontario, Canada.  Highlights of the most recent exploration results are summarized below.

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The High Grade Zone (HGZ) has been extended for an additional 400 feet (ft) (122 metres (m)) vertically below the previous deepest intersection.  This zone has now been identified to vertical depth of 7250 ft (2210 m) with intersections in two additional drill holes of up to 7.34 ounces of gold per ton (opt) (251.7 grams per tonne (gpt)) over 14 ft (4.27 m).  The high grade intersections occur within a wider mineralized interval of up to 194 ft.  With these latest results our goal of doubling the vertical extent of the high grade zone (to a depth of 7100 ft (2164 m)) has been exceeded.

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Delineation drilling of the HGZ at depth, designed to upgrade resources to reserves and increase total resources, continued to confirm that the HGZ is becoming richer at depth.  This drilling encountered 26 intersections of the Hanging Wall Zones with an average grade of 11.35 opt (389.2 gpt) over an average thickness of 9.2 ft (2.79 m).

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A new occurrence of high grade mineralization has been found with an intersection of 1.72 opt (58.9 gpt) over 7.6 ft (2.32 m) at a vertical  depth of 7500 ft (2286 m).  This represents the deepest intersection of mineralization ever encountered in the Red Lake mine.  It occurs in the Hanging Wall of (i.e. lying parallel to and above) the HGZ itself.  We believe it is within a larger structure which hosts other occurrences of high grade gold mineralization which have been previously encountered in shallower levels of the mine.

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The continuity of mineralization in the Far East Zone continues to be demonstrated with a number of significant intersections including wide zones with up to 0.68 opt (23.3 gpt) over 21.0 ft (6.40 m) and narrower high grade zones with up to 16.84 opt (577.4 gpt) over 4.0 ft (1.22 m).  We believe that the Far East Zone hosts mineralization which has similar grade and structural controls as the Red Lake Mine.

EXPLORATION MODEL VALIDATED IN TARGET AREAS

These most recent exploration results continue to confirm the validity of our exploration model which is based on the observation that the high grade mineralization at both the Red Lake Mine itself and the adjacent Campbell Mine is controlled by distinct linear structures.  More than 75% of all the gold discovered at the Red Lake Mine occurs along, or adjacent to, such a structure.  We believe more gold will be discovered along extensions of this known structure and potentially along similar parallel structures which are interpreted to occur to the east in the Far East Zone, and to the west in the Western Complex Area.

This year exploration work has focused on four target areas, which are: 1) Depth extensions of the High Grade Zone (HGZ) from which all current production takes place; 2) depth extensions of the Sulphide mineralization, which was the source of all production from 1948 to 1996; 3) a potential repeat sequence of Red Lake Mine style mineralization to the east in the Far East Zone; and 4) potential high grade style mineralization west of the HGZ in what is called the Western Complex Area.

HIGH GRADE ZONE (HGZ) CONTINUES DEEPER

HGZ extended 400 ft vertically – up to 7.34 opt (251.7 gpt) over 14.0 ft (4.27 m)

Presence of multiple zones confirmed at depth

At the beginning of 2001 we set the ambitious primary goal of doubling the vertical extent of the HGZ to total of 2600 ft (792 m) to a depth of 7100 ft (2164 m) below surface.  This work was specifically focused on the Hanging Wall 5 Zone (HW5) which is the highest grade zone within the HGZ.  The aim of the most recent exploration work was to obtain two new intersections of the HW5, sufficiently far enough below the previous deepest intersection (which was at a depth of 6850 ft or 2088m) to achieve our primary goal.  The latest work was successful in exceeding this goal.  Two intersections were obtained 185 ft (56 m) and 400 ft (122 m) vertically below the previous deepest intersection.

Hole 37L034AW intersected four zones of gold mineralization, with the deepest being at a vertical depth of 7035 ft (2144 m).  The most significant intersection was also the deepest with an average grade of 7.34 opt (251.7 gpt) over 14.0 ft (4.27 m).  The remaining intersections included 3.18 opt (109.0 gpt) over 13.5 ft (4.11 m) and 0.98 opt (33.6 gpt) over 21.5 ft (6.55 m).  These three intersections occurred within a wider zone of mineralization totaling 194 ft (59 m).  The occurrence of multiple zones of high grade mineralization within wider mineralized intervals is a feature seen in all of the drilling of the HGZ at depth during 2002.

Hole 37L034 intersected three zones of the HGZ with the deepest being at a vertical depth of 7250 ft (2210 m) and which included 0.91 opt (31.1 gpt) over 4.0 ft (1.22m) and 1.21 opt (41.5 gpt) over 6.0 ft (1.83 m).  It is believed that this hole intersected the thinner and lower grade margins of the HGZ.  Future work will focus on intersecting the thicker and higher grade core areas of the mineralization at this depth.

HIGH GRADE ZONE RICHER AT DEPTH

The purpose of delineation drilling is to better define the distribution and grade of the high grade mineralization in order to upgrade resources to reserves and to find new resources.  Drilling of the HW5 and Hanging Wall A (HWA) Zones below the 37 Level (5550 ft or 1692 m below surface) obtained 26 intersections of high grade mineralization with an average grade of 11.35 opt (389.2 gpt) over an average thickness of 9.2 ft (2.79 m).  In our previous exploration update, we reported that delineation drilling of the HW5 and HWA vertically above this area obtained 51 intersections with an average grade of 8.34 opt (286 gpt) over an average thickness of 6.1 ft (1.86 m). Both sets of results are substantially higher than our average reserve grade and confirm earlier observations that the grade of the HW5 and HWA Zones increases at depth.  Some of the more significant intersections include 78.43 opt (2689 gpt) over 16.2 ft (4.94 m) and 23.54 opt (807.0 gpt) over 11.2 ft (3.41 m).

In addition, delineation drilling of the depth extensions of other zones of mineralization within the HGZ which are known as the Footwall (FW3 and FW4) Zones and which are to the east of the HW5 Zone, increased the continuity and confirmed the grades of these zones.  A total of 39 intersections averaged 0.97 opt (33.3 gpt) over 4.8 ft (1.46 m) with individual intersections of up to 10.57 opt (362.5 gpt) over 6.0 ft (1.83 m).  This further illustrates the continuity and strength of the high grade mineralization at depth.

NEW HIGH GRADE MINERALIZATION DISCOVERED.

Hole 37L034 also intersected high grade mineralization which averaged 1.72 opt (58.9 gpt) over 7.6 ft (2.32 m) at a vertical depth of 7500 ft (2286 m) and which is in the hanging wall of (i.e. parallel to and above) the HGZ.  This is the deepest intersection of mineralization ever obtained in the Red Lake Mine.    We believe that this mineralization is within a larger structure which hosts other areas of high grade gold mineralization which have been encountered in previous drilling from the surface down.  Examples of previous results include 1.79 opt (61.4 gpt) over 9.7 ft (2.96 m) at a vertical depth of 240 ft (73 m) and 5.81 opt (199.2 gpt) over 1.2 ft (0.37 m) at a vertical depth of approximately 3000 ft (914 m). In addition one of the current holes intersected 0.40 opt (13.6 gpt) over 3.0 ft (0.91 m) at a vertical depth of 5000 ft (1524 m) in the Western Complex Area.

FAR EAST ZONE

Intersections up to 16.84 opt (577.4 gpt) over 4.0 ft (1.22m)

Our exploration model interprets that this area, to the east of the Red Lake Mine, has the potential to host a repeat sequence of our Mine.  Results to date have been encouraging.  Since the last exploration update this zone has been drilled from two underground locations – the 16 Level (2400 ft or 732 m below surface) and the 34 Level (5000 ft or 1525 m below surface).

Several intersections of high grade mineralization were obtained including 16.84 opt (577.4 gpt) over 4.0 ft (1.22m) and 3.58 opt (122.7 gpt) over 2.0 ft (0.61 m) in addition to wider zones of lower grade mineralization including 0.68 opt (23.3 gpt) over 21.0 ft (6.40 m) and 0.55 opt (18.9 gpt) over 34.0 ft (10.36 m).  These results support our model which suggests the mineralization intersected from the 16 Level lies along the upward extension (towards surface) of the key structure hosting the HGZ and that the mineralization intersected from the 34 Level lies along a parallel structure to the east.

DEPTH EXTENSIONS OF SULPHIDE MINERALIZATION

Sulphide mineralization was the sole source of production at the Red Lake Mine from 1948 to 1996, contributing 3.2 million ounces of gold to a vertical depth of 4400 ft (1341 m).  This mineralization is typically lower grade than the HGZ, however should it be continuous to the same depths as the HGZ (at least 7250 ft or 2210 m) it would substantially increase reserves and resources and could provide a valuable source of additional production.

The latest exploration results continue to confirm the continuity of this mineralization to depth with intersections as deep as 7000 ft (2134 m) below surface which included narrow high grade occurrences of up to 2.32 opt (79.5 gpt) over 1.8 ft (0.55 m) and wider  lower grade zones of up to 0.32 opt (11.1 gpt) over 16.8 ft (5.12 m).

YEAR END RESERVE ESTIMATE

Work is currently ongoing to complete the reserve and resource estimation for the year ending December 31, 2002.  The results of this will be made available in mid February 2003.

OPERATIONS UPDATE

The Red Lake Mine is on schedule to meet previous forecasts of 525,000 ounces of gold production at a cash cost of $65 per ounce.  This includes 25,000 ounces of production from processed concentrate.  An engineering study examining the feasibility of various expansion options at Red Lake is being completed and will be presented to the Board of Directors in January 2003.

QUALIFIED PERSON

These results have been prepared under the guidance of Gilles Filion, Eng. (OIQ), Vice President of Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All samples were analyzed by either ALS Chemex Laboratories Ltd. of Mississauga, Ontario, TSL Laboratories of Saskatoon, Saskatchewan, or SGS XRAL Laboratories of Toronto, Ontario.

Goldcorp’s Red Lake Mine is the richest gold mine in the world.  The company is in excellent financial condition with no debt and strong cash flow and earnings.  GOLDCORP IS COMPLETELY UNHEDGED.  The Company is North America’s largest unhedged gold company.  Goldcorp’s shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information please contact:

Chris Bradbrook	Corporate Office:
Vice President, Corporate Development	145 King St. West, Suite 2700
Tel. (416) 865-0326	Toronto, Ontario
Fax (416) 361-5741	Canada, M5H 1J8
Website: www.goldcorp.com
Email: info@goldcorp.com